Securities and Exchange Commission
Washington, DC 20549

Schedule TO-T/A

Tender offer statement under section 14(d)(1) OR 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Boston Financial Qualified Housing Tax Credits L.P. III
(Name of Subject Company(issuer))

Paco Development, L.L.C. (offeror)
SLCas, L.L.C. (other person)
(Names of Filing Persons (identifying status as
offeror, issuer or other person))

Units of Limited Partnership Interest
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Lathrop & Gage L.C.
Attn: Scott M. Herpich
2345 Grand Boulevard
Suite 2400
Kansas City, Missouri 64108
Telephone (816) 292-2000

(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$214,500	$42.90
* Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid:	$42.90	Filing party:	Paco Development, L.L.C.
Form or registration no.:	SC TO-T	Date filed:	March 10, 2006

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on March 10, 2006, by Paco Development, L.L.C., a Missouri limited liability company (the “Purchaser”), relating to an offer (the “Offer”) by the Purchaser to purchase Units of limited partnership interests of Boston Financial Qualified Housing Tax Credits L.P. III, a Delaware limited partnership (the “Partnership”) at a cash purchase price of $63 per Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined below)) per Unit, if any, made to Unit holders by the Partnership after the date of the Offer, and less any transfer fees imposed by the Partnership for each transfer (the Purchaser believes the Partnership is currently charging $150 per trade) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2006, as it may be supplemented or amended from time to time (the “Offer to Purchase”), and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”), copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

Extension of the Offer

The Expiration Date for the Offer has been extended to 5:00 p.m., Kansas City time, on April 24, 2006. The Offer was previously scheduled to expire at 5:00 p.m., Kansas City time, on April 10, 2006. The Offer to Purchase and all related documents are amended to extend the Expiration Date of the Offer to 5:00 p.m., Kansas City time, on April 24, 2006. All references to the Expiration Date shall mean 5:00 p.m., Kansas City time, on April 24, 2006.

Units Sought

The Purchaser is now offering to purchase all of the outstanding Units. Previously, the Offer indicated that the Purchaser would purchase up to 11,400 Units. The Offer to Purchase and all related documents are amended to change all references to the number of Units sought from 11,400 Units to all of the outstanding Units.

Item 1.  Summary Term Sheet

Item 1 is amended and supplemented as follows.

The last paragraph under “DETAILS OF THE OFFER - 7. CONDITIONS OF THE OFFER” in the Offer to Purchase is deleted in its entirety and replaced with the following:

The foregoing conditions are for the sole benefit of the Purchaser and may be (but need not be) asserted by the Purchaser or may be waived by the Purchaser in whole or in part at any time prior to the Expiration Date, subject to the requirement to disseminate to Unit Holders, in a manner reasonably designed to inform them of any material change in the information previously provided. Any determination by the Purchaser, in its reasonable judgment, concerning the events described above will be final and binding upon all parties.

Item 4.  Terms of the Transaction

Item 4 of the Schedule TO is supplemented and amended as follows:

The first sentence in the third paragraph under “DETAILS OF THE OFFER - 1. TERMS OF THE OFFER; EXPIRATION DATE; PRORATION” in the Offer to Purchase is deleted in its entirety and replaced with the following:

If transfers of Units are limited by the Partnership Agreement to a number of Units (the “Transfer Limit”), and the number of Units that are Properly Tendered exceeds the Transfer Limit, the Purchaser will, upon the terms and subject to the other conditions of the Offer, accept for payment and pay for Units equal to the Transfer Limit, pro rata, according to the number of Units that are Properly Tendered by each Unit Holder, with appropriate adjustments to avoid purchases of fractional Units. Specifically, the Purchaser anticipates rounding up or down to the nearest whole Unit; provided, however, if necessary, the Purchaser might have to round down to avoid purchasing more than the stated maximum number of Units. Subject to its obligation to pay for Units promptly after the Expiration Date (as set forth below in "Acceptance for Payment and Payment of Purchase Price"), the Purchaser intends to pay for any Units accepted for payment pursuant to the Offer after determining the final proration or other adjustments. The Purchaser does not believe it would take any longer than five business days to determine the effects of any proration required. If the number of Units that are Properly Tendered is less than or equal to the Transfer Limit, if any, the Purchaser will purchase all Units that are Properly Tendered, upon the terms and subject to the other conditions of the Offer. See “Effects of the Offer - Limitations on Resales.”

Item 6.  Purposes of the Transaction and Plans or Proposals

The last paragraph under "EFFECTS OF THE OFFER" in the Offer to Purchase is deleted in its entirety and replaced with the following paragraphs:

Influence Over Future Voting Decisions. Under the Partnership Agreement, Unit holders holding a majority of the Units are entitled to take action with respect to a variety of matters, including removal of the General Partner, dissolution and termination of the Partnership, and approval of most types of amendments to the Partnership Agreement. After the Offer, the Purchaser may have significant influence over such actions. If the Purchaser acquires more than 46,068.5 Units, the Purchaser would hold a majority of the Units and therefore would control any vote of the Unit holders.

Other Potential Effects. The Units are registered under the Exchange Act, which requires, among other things that the Partnership furnish certain information to its Unit holders and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, Unit holders. Registration and reporting requirements could be terminated by the Partnership if the number of record holders falls below 300, or below 500 if the Partnership's total assets are below $10 million for three consecutive preceding fiscal years. The Partnership reported a total of 5,321 limited partners as of its most recent fiscal year end and in excess of $10 million in total assets. Although it is possible that the purchase of Units pursuant to the Offer could reduce the number of record Unit holders below 300, the Purchaser believes the possibility is unlikely (given the response to the Offer to date) and it is not the intention of the Purchaser to cause such a result. Accordingly, the Purchaser does not believe that the purchase of Units pursuant to the Offer will result in the Units becoming eligible for deregistration under the Exchange Act.

Item 7.  Source and Amount of Funds or Other Consideration

The last paragraph under "CERTAIN INFORMATION CONCERNING THE PURCHASER" in the Offer to Purchase is deleted in its entirety and replaced with the following:

Source of Funds. Based on the Offer price of $63 per Unit, the Purchaser estimates that the total amount of funds necessary to purchase all Units sought by this Offer and to pay related fees and expenses, will be approximately $6,052,316. The Purchaser will obtain these funds from committed equity contributions from its sole member, SLCas, pursuant to an oral agreement. No material conditions exist to this committed equity contribution. No alternate financing arrangements have been made at this time.

Item 11.  Additional Information

Item 11 is amended and supplemented as follows.

(a) The second paragraph of Appendix A in the Offer to Purchase is deleted in its entirety and replaced with the following:

The Partnership is subject to the information reporting requirements of the Exchange Act and is required to file reports and other information with the Commission relating to its business, financial results and other matters. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 100 F Street, N.E., Washington, D.C. 20549, or electronically at http://www.sec.gov. Copies should be available by mail upon payment of the Commission’s customary charges by writing to the Commission’s principal offices at 100 F Street, N.E., Washington, D.C. 20549.

(b) The first paragraph under "CERTAIN INFORMATION CONCERNING THE PURCHASER" in the Offer to Purchase is deleted in its entirety and replaced with the following:

The Partnership is subject to the information reporting requirements of the Exchange Act and is required to file reports and other information with the Commission relating to its business, financial results and other matters. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 100 F Street, N.E., Washington, D.C. 20549, or electronically at http://www.sec.gov. Copies should be available by mail upon payment of the Commission’s customary charges by writing to the Commission’s principal offices at 100 F Street, N.E., Washington, D.C. 20549.

Item 12. Exhibits

(a)(1)(iv) Press Release, issued by Paco Development, L.L.C. on April 10, 2006
(a)(1)(v)  Letter to Unit Holders, dated April 10, 2006.
(a)(1)(vi) Form of Agreement of Transfer and Letter of Transmittal, with Instructions (incorporated by reference from  Exhibits to the Schedule TO-T filed by the Purchaser on March 10, 2006).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2006.

PACO DEVELOPMENT, L.L.C., a Missouri limited liability company

By: /s/ DeAnn Duffield, Manager
DeAnn Duffield, Manager

SLCas, L.L.C.

By: /s/ DeAnn Duffield, Manager
DeAnn Duffield, Manager